OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Temper of the Times Investor Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pleasant Ridge Road
                    (No. and Street)

Harrison, NY 10528
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Barenboim   (914) 925-0022
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name - if individual, state last, first, middle name)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Leonard Barenboim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Temper of the Times Investor Services, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Leonard Barenboim, President



Notary Public

This report contains (check all applicable boxes):

(x)   (a)   Facing page.

(x)   (b)   Statement of Financial Condition.

(x)   (c)   Statement of Income (Loss).

(x)   (d)   Statement of Cash Flows.

(x)   (e)   Statement of Changes in Stockholders' Equity.

(x)   (f)   Statement of Changes in Subordinated Liabilities

(x)   (g)   Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

(x)   (h)   Computation for Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(x)   (i)   Information Relating to the Possession or Control Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934 (not applicable).

(x)   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net
Capital Under Rule 15c3-1 and the Computation for Determination of the
Reserve Requirements Under Rule 15c3-3

( )   (k)   A Reconciliation Between the Audited and Unaudited Consolidated Statements
of Financial Condition With Respect to Methods of Consolidation (not
applicable).

(x)   (l)   An Oath or Affirmation.

( )   (m)   A Copy of the SIPC Supplemental Report.

(x)   (n)   Report on management's assertion letter regarding 15c3-3 Compliance Report

(x)   (o)   Management's assertion letter regarding 15c3-3 Compliance Report

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2019

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Temper of the Times Investors Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Temper of the Times Investors Services, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission) ("Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Iselin, New Jersey
February 28, 2020

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	383,927
Cash segregated under federal and other regulations (note 2)		402,341
Securities inventory, in process of delivery to customers		630
Securities inventory, at fair value (note 4)		21,618
DTCC Deposit		33,071
Prepaid expenses		17,133
Total assets	$	858,720

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables to customers	$	44,087
Accounts payable and accrued expenses		17,045
Due to related entities (note 9)		-
Subordinated loan payable, related entity (note 9)		200,000
Total liabilities		261,132
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding		106,640
Additional paid in capital		4,050
Retained earnings		486,898
Total stockholders' equity		597,588
Total liabilities and stockholders' equity	$	858,720

See notes to financial statements.

2

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

Revenues:

Enrollment charges	$	178,845
Interest income		9,654
Realized and unrealized gain (loss) on securities		1,168
Other revenue		7,592
Total revenues		197,259

Expenses:

Employee compensation and benefits	39,479
Marketing and customer benefits (note 9)	5,300
Occupancy and equipment rental	5,040
Clearance and execution	45,566
Postage and mailings	813
Licenses and taxes	18,204
Professional fees	69,550
Dues and subscriptions	2,956
Other operating expenses	6,654
Interest expense	10,000
Total expenses	203,562

Net loss	$	(6,303)

See notes to financial statements.   3

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2019

	Common stock	Additional paid in capital	Retained earnings	Total
Balance January 1, 2019	$ 106,640	$ 4,050	$ 493,201	$ 603,891
Net loss, year ended December 31, 2019	-	-	(6,303)	(6,303)
Balance December 31, 2019	$ 106,640	$ 4,050	$ 486,898	$ 597,588

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS**

YEARS ENDED DECEMBER 31, 2019

Change in subordinated liabilities	$	-
Subordinated liabilities, beginning of year		200,000
Subordinated liabilities, end of year	$	200,000

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:		
Net loss	$	(6,303)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss (gain) on securities		(1,168)
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations		298,799
Securities inventory, in process of delivery to customers		9,860
Securities inventory, at fair value		2,675
DTCC Deposit		(50)
Prepaid expenses		(249)
Increase (decrease) in operating liabilities:		
Payables to customers		(13,539)
Accounts payable and accrued expenses		1,288
Net cash provided by operating activities		291,313
Net increase in cash		291,313
Cash and cash equivalents, beginning of year		92,614
Cash and cash equivalents, end of year	$	383,927
Supplemental disclosures:		
Interest paid	$	10,000

See notes to financial statements.

6

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to independent investors and subscribers of *Direct Investing*, a semi-monthly on-line newsletter, and purchasers of the *Guide to Direct Investment Plans,* both of which are published by an affiliate targeting small retail investors. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

Securities inventory

Securities inventory consists of marketable corporate equity securities recorded on a settlement date basis and are stated at fair value based upon quoted market prices. The Company's securities inventory in the process of transfer is comprised exclusively of marketable corporate equity securities that are pending transfer to customers and is stated at cost.

Fair value measurement

Accounting principles generally accepted in United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1.   **Summary of significant accounting policies (continued):**

Fair value measurement (continued)
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition
The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues in connection with the dividend reinvestment plan service are recognized when shares are transferred to account of the customer. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis. Deferred income is recorded when the shares are purchased for the customer and recognized when the Company receives confirmation of delivery to the customer.

Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

Advertising costs
The Company does not do any direct advertising.

Income taxes
The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of GAAP and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2016 to 2019 are subject to audit by the Federal and New York State taxing authorities.

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1.   **Summary of significant accounting policies (continued):**

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   **Cash segregated under Federal and other regulations:**

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3.   **Payables to customers:**

The Company accounts for monies received from customers as a payable until the requested securities are purchased and transferred to the customer's account.

4.   **Fair value:**

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Securities inventory	$21,618	$ -	$ -	$ 21,618

5. **Retirement plan:**

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2019. The Company did not make any discretionary contributions.

6. **Regulatory requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $758,744, which was $508,744 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.

The Company is subject to reserve requirements and computation for determination of reserve requirements to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-3). The Company computes its reserve requirement on a monthly basis and customers credits exceeded customer debits by $54,440 at December 31, 2019. The Company had $402,341 in its reserve account at December 31, 2019, $347,901 in excess of its reserve requirement.

7. **Regulation:**

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA) which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2019.

8.   **Concentrations:**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

9.   **Related party transactions:**

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999 which was subordinated to all claims of present and future creditors of the Company prior to maturity. In January 2013, the successor affiliate extended the maturity of the loan to January 31, 2016 with the interest rate at 6% and the extension of the subordinated agreement thru January 31, 2016 was approved by FINRA. In January 2019, the successor affiliate extended the maturity of the loan to January 31, 2022 with the interest rate of 5%

Subordinated loan payable, related party (continued)

The Company recorded interest of $10,000 annually for 2019 on the above loan. As of December 31, 2019, there is no unpaid interest.

9. **Related party transactions (continued):**

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. The Company and its affiliate have an expense sharing agreement and expenses are allocated based on the amount of usage. Included in the Statement of Income is $49,819 for expenses related to this agreement.

10. **Financial instruments:**

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. **Securities in the process of transfer:**

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents.

12. **Commitments and contingencies:**

The Company does not have any commitments or contingencies at December 31, 2019.

13. **Subsequent events:**

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date, require disclosure in the accompanying notes. Management evaluated the activity of the entity through February 28, 2020 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require disclosure in the notes to the financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2019

NET CAPITAL

Total stockholders' equity	$	597,588
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		797,588
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		17,133
Net capital before haircuts on securities positions		780,455
Haircuts:		
Securities inventory		21,711
Net capital	$	758,744

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Payables to customers	$	44,087
Accounts payable and accrued expenses		17,045
Total liabilities		61,132
Less adjustment based on special reserve bank accounts		44,087
Total aggregate indebtedness	$	17,045

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital under rule 15c3-1(a)(1)(i)	$	1,136
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital		
(greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS NET CAPITAL AT 1500%	$	508,744
EXCESS NET CAPITAL AT 1000%	$	458,744
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

DECEMBER 31, 2019

Credit balances:
Free credit balances and other credit balances
  customers' securities accounts $ 51,848

Market value of securities which are in transfer in
  excess of 40 calendar days and have not been confirmed
  to be in transfer by the agent or the issuer during the 40 days   -

Total credit balances   51,848

Debit balances:
Total debit balances   -

Reserve computation:
Excess of total credits over total debits $ 51,848

If computation permitted on a monthly basis, enter 105% of excess of
  total credits over total debits $ 54,440

Cash segregated under federal and other regulations   402,341

Amount on deposit in 'Reserve Bank Accounts' over amount required $ 347,901

Reconciliation to FOCUS report:
Reconciliation with Company's computation
  (included in Part II of Form X-17a-5 as of December 31, 2019):

Excess of total credits, as reported in Company's Part II (unaudited)
  FOCUS report $ 347,901
Reserve requirement per audited financial statements $ 347,901

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION**

DECEMBER 31, 2019

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).   None

   A. Number of items   None

2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3).   None

   A. Number of items   None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

**RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2019

Reconciliation with Company's computation (included in Part II of
   Form X-17a-5) as of December 31, 2019:

Net capital, as reported in Company's Part II (unaudited)		
FOCUS report	$	758,744
Audit adjustments		-
Net capital per audited financial statements	$	758,744

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Temper of the Times Investors Services, Inc.

We have examined Temper of the Times Investors Services, Inc.'s statements, included in the accompanying Compliance Report Under Rule 17a-5 of the Securities and Exchange Commission, that (1) Temper of the Times Investors Services, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2019; (2) Temper of the Times Investors Services, Inc.'s internal control over compliance was effective as of December 31, 2019; (3) Temper of the Times Investors Services, Inc. was in compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and (4) the information used to state that Temper of the Times Investors Services, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Temper of the Times Investors Services, Inc.'s books and records. Temper of the Times Investors Services, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Temper of the Times Investors Services, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or any rule of the designated examining authority that requires account statements to be sent to the customers of Temper of the Times Investors Services, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Temper of the Times Investors Services, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Temper of the Times Investors Services, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019; Temper of the Times Investors Services, Inc. complied with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019; and the information used to assert compliance with 17 C.F.R §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019 was derived from Temper of the Times Investors Services, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Temper of the Times Investors Services, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Temper of the Times Investors Services, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Temper of the Times Investors Services, Inc.'s statements referred to above are fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2020

TEMPER OF THE TIMES INVESTORS SERVICES, INC.

COMPLIANCE REPORT

DECEMBER 31, 2019

Temper of the Times Investors Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control over Compliance, as the term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control over Compliance was effective during the most recent fiscal year ended December 31, 2019.
(3) The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2019.
(4) The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240-15c3-3(e) as of the end of the most recent fiscal year end December 31, 2019; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) was derived from the books and records of the Company.

Temper of the Times Investors Services, Inc.

I, Leonard Barenboim, swear that, to my best knowledge and belief, this Compliance Report is true and correct.

Leonard Barenboim, President

Date: ___2/28/2020___